SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


*********************************************
In the Matter of
Alliant Energy Corporation, et al.                  CERTIFICATE
File No. 70-9891                                    PURSUANT TO
(Public Utility Holding Company Act of 1935)        RULE 24
*********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering July 1, 2003 - September 30, 2003 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit E


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     On July 8 2003, Alliant Energy sold 17,250,000 shares at $19.25 per share.

     Closing market price at date of the agreement was $20.01 per share.


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

     ANSWER:

     There were no options granted during this period.

     See attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

          Alliant Energy Corporation invested $15.5 million in non-utility energy assets during the period from April 1, 2003 through June 30, 2003.

     See attached Exhibit H

       Whiting Petroleum Corporation's Energy Asset Investments:
       ------------------------------------------------------------

        Asset investments                           $  6,185,762
        Leasing and other activity                  $ 10,745,473
        Proceeds from sales                                  ($0)

                                        Total:      $ 16,931,235


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

  (1)  Alliant Energy Corporate Services, Inc. filed a U-6B-2 on August 5, 2003.

  (2)  Wisconsin Power and Light Company filed a U-6B-2 on August 5, 2003.

15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

          Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended September 30, 2003.

     See Exhibit I


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit J


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit K


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     None
















                               S I G N A T U R E


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                              ALLIANT ENERGY CORPORATION



                           By:
                               ------------------------------------------------
                                     Name:   Thomas L. Hanson
                                    Title:   Vice President and Treasurer


November 25, 2003

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  July 1, 2003 - September 30, 2003

Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

September 30, 2003

                                                                                                                     Aggregate
                                                                                   Investments      Commitments      Investment
                                                                                 ------------------------------------------------
                                                                                            (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                                $ -            $ -               $ -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                    -              -                 -
Anhui New Energy Heat & Power Co. Ltd.                                                 14.4              -              14.4
Catleo Energia S.A.                                                                       -              -                 -
Companhia de Electricidade de Nova Friburgo S.A.                                          -              -                 -
Companhia Energetica da Borborema S.A.                                                    -              -                 -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                        1.0              -               1.0
Empresa Energetica de Sergipe S.A.                                                      0.2              -               0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                 7.7              -               7.7
Henan Anfeng Electric Power Co. Ltd.                                                    9.4              -               9.4
Henan Yongfeng Electric Power Co. Ltd.                                                 11.3              -              11.3
Infratil Ltd.                                                                          15.0              -              15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                     13.4              -              13.4
LDM Utility Co., S.A. de C.V.                                                          40.5              -              40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                           14.2              -              14.2
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                     90.2              -              90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                            6.3              -               6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                               -              -                 -
Tangshan Peak Heat & Power Co. Ltd.                                                    48.6              -              48.6
Tongxiang TIES Power & Heat Co. Ltd.                                                   10.4              -              10.4
TrustPower Ltd.                                                                        65.4              -              65.4
Usina Termeletrica de Juiz De Fora S.A.                                                13.9              -              13.9
Zouping Peak CHP Co. Ltd.                                                              16.2              -              16.2
Guarantee of debt security intended to finance future FUCO investments                    -           25.0              25.0
                                                                                 ------------------------------------------------
        Aggregate Investments in Foreign Utility Companies (FUCOs)                    378.1           25.0             403.1
                                                                                 ------------------------------------------------

Alliant Energy Neenah, LLC                                                             57.7              -              57.7
Guarantee of the debt security of a 6 Mw low Btu gas electric generating
facility in Cedar Rapids, Iowa                                                                         4.3               4.3
                                                                                 ------------------------------------------------
        Aggregate Investments in Electric Wholesale Generators (EWGs)                  57.7            4.3              62.0

                                                                                 ------------------------------------------------
         Total Aggregate Investments in EWGs and FUCOs                                435.8           29.3             465.1

                                                                                                 Balance at         Average
                                                                                               end of quarter       balance
                                                                                             ------------------------------------

Alliant Energy's consolidated retained earnings at December 31, 2002                                 758.2
Alliant Energy's consolidated retained earnings at March 31, 2002                                    734.7
Alliant Energy's consolidated retained earnings at June 30, 2003                                     743.7
Alliant Energy's consolidated retained earnings at September 30, 2003                                819.4
Alliant Energy's "consolidated retained earnings" at September 30, 2003
                                                  (average of ending balance of four previous quarters)                764.0
                                                                                                                   --------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                 $  298.9

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  July 1, 2003 - September 30, 2003


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization September 30, 2003
(amounts in thousands of dollars)

                                                              Amounts                Percentage
                                                          -------------------------------------------
Common equity                                                $ 2,314,507                43.90%
Cumulative preferred stock                                       243,803                 4.62%
Consolidated debt (1)                                          2,714,438                51.48%
                                                          -------------------------------------------
                                                             $ 5,272,748                100.00%
                                                          ===========================================

(1)
Long-term debt (excluding current portion)                   $ 2,295,843
Current maturities and sinking funds                             193,058
Variable rate demand bonds                                        55,100
Commercial paper                                                 145,000
Other short-term borrowings                                       25,437
                                                          -------------------------------------------
                                                             $ 2,714,438
                                                          ===========================================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  July 1, 2003 - September 30, 2003


Item 4: The market-to-book ratio of Alliant Energy's common stock.



Market value per share at September 30, 2003                   $        22.00
Common equity at September 30, 2003 (in thousands)             $    2,314,507
Total shares outstanding at September 30, 2003                    110,693,697
Book value per share at September 30, 2003                     $        20.91
Market-to-book ratio of Alliant Energy's common stock                  105.22%
                                                                ===============


Certificate Pursuant to Rule 24
Exhibit D
Report Period:  July 1, 2003 - September 30, 2003


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended September 30, 2003
(amounts in thousands of dollars)

Beginning balance (June 30, 2003)                                     $ 743,698
Net income/(loss):
From EWGs and FUCOs (*)                                      12,648
Other                                                        90,584
                                                          -----------
Total net income/(loss)                                                 103,232
Common stock dividends                                                  (27,534)
                                                                     -----------
Ending balance (September 30, 2003)                                   $ 819,396
                                                                     ===========

     (*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  July 1, 2003 - September 30, 2003


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                    For the twelve months ended September 30, 2003
                                                                  --------------------------------------------------


                                                                        Revenues                 Net Income/(Loss)
                                                                  --------------------      ------------------------



Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                   733,326                   59,380
Alliant Energy Neenah, LLC                                              10,921,108                4,008,547
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                           -                        -
Anhui New Energy Heat & Power Co. Ltd.                                  24,804,852                4,288,187
Catleo Energia S.A.                                                      3,834,822                6,675,065
Companhia de Electricidade de Nova Friburgo S.A.                        19,528,468                1,091,896
Companhia Energetica da Borborema S.A.                                  26,129,410                1,683,696
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                        86,421,034               (6,271,399)
Empresa Energetica de Sergipe S.A.                                     113,799,052               (2,714,113)
Hebei Wuan Peak Heat and Power Co. Ltd.                                  8,168,113                1,122,807
Henan Anfeng Electric Power Co. Ltd.                                    10,682,899                2,051,420
Henan Yongfeng Electric Power Co. Ltd.                                  12,282,827                2,144,554
Infratil Ltd. (*)                                                       69,212,193               15,792,096
Jiaxing JIES Power & Heat Co. Ltd.                                      13,651,210                1,538,715
LDM Utility Co., S.A. de C.V. (**)                                               -                        -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                             9,275,731                2,510,288
Sociedade Anonima de Eletrificacao da Paraiba S.A.                     131,539,130                5,401,671
Tangshan Peak Heat and Power Co. Ltd.                                   33,982,576                 (242,149)
Tai An Hua Feng Peak Heat and Power Co. Ltd.                             8,081,572                3,063,718
Tai An Xin Wen Peak Heat and Power Co. Ltd.                              3,210,938                  994,182
Tongxiang TIES Power & Heat Co. Ltd.                                     8,490,745                1,658,333
TrustPower Ltd. (*)                                                    379,423,702               32,951,967
Usina Termeletrica de Juiz De Fora S.A.                                 23,932,583                9,016,315
Zouping Peak CHP Co. Ltd.                                               18,357,244                3,933,060


(*) The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended March 31, 2003.

(**) The most recently  available  information for LDM Utility Co., S.A. de C.V.
     is the twelve months ended December 31, 2002.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  July 1, 2003 - September 30, 2003

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                          Original Issue
                         Shareowner                           Long-term Equity
       Date             Direct Plan          401K             Incentive Plan
 ------------------------------------------------------------------------------
      7/08/2003                -            22,546                       -
      7/15/2003           44,672                 -                       -
      8/04/2003                -            29,326                       -
      8/15/2003          161,350                 -                       -
      8/18/2003                -            53,295                       -
      9/15/2003           33,623                 -                       -
      9/29/2003                -            22,780                       -
 ==============================================================================
       TOTALS            239,645           127,947


Grand Total:                       367,592



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  July 1, 2003 - September 30, 2003


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                           Date Of
                                                                                           Issue/       Date of          Amount
 Guarantor        On Behalf Of     Purpose                    Name of Guaranteed Party    Amendment    Expiration       Guaranteed
------------------------------------------------------------------------------------------------------------------------------------

Resources         NG Energy        Natural Gas Purchases &     TXU Energy Trading         7/31/2003     7/30/2004     $  5,000,000
                   Trading, LLC        Sales, Derivatives         Company LP

Resources         NG Energy        Gas Transportation          Northern Natural           8/01/2003     7/30/2004     $  1,000,000
                   Trading, LLC                                   Gas Company

Resources         NG Energy        Natural Gas Purchases &     Entergy-Koch               8/08/2003     8/09/2004     $ 13,000,000
                   Trading, LLC        Sales, Derivatives         Trading, LP

Resources         NG Energy        Natural Gas Purchases &     Virginia Power Energy      9/16/2003     9/30/2004     $ 10,000,000
                   Trading, LLC        Sales, Derivatives          Marketing, Inc.

Alliant Energy    NG Energy        Gas Transportation          Viking Gas Transmission    8/06/2003     3/31/2008     $  1,125,000
                   Trading, LLC                                   Company

Alliant Energy    NG Energy        Gas Transportation          Viking Gas Transmission    9/03/2003     9/30/2003     $     17,000
                   Trading, LLC                                   Company






                                                                 Name of                                             Amount
Guarantor          On Behalf Of           Purpose               Guaranteed Party         Period                    Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy      HPI Marshfield       Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $ 1,191,500
Alliant Energy      HPI - Dryden Dr.     Tax Credit Bond         US IRS               9/01/03 - 10/31/08           $   178,900
Alliant Energy      HPI Antigo           Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   329,000
                       Station House
Alliant Energy      HPI - Berlin         Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   192,500
Alliant Energy      HPI Manitowoc        Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   686,400
Alliant Energy      HPI Prairie          Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   115,800
                        du Chien
Alliant Energy      HPI Wausau           Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   218,400
Alliant Energy      HPI Columbus         Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   194,900
                     Whitney
Alliant Energy      HPI Verona           Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $ 1,393,600
Alliant Energy      HPI Ripon            Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   703,300
Alliant Energy      HPI Prairie          Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   239,400
                        du Chien
Alliant Energy      HPI Platteville      Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   189,800
Alliant Energy      HPI - Pardeeville    Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   393,100
Alliant Energy      HPI Mayville         Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   645,100
Alliant Energy      HPI Fairwood         Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   531,000
                        Arms
Alliant Energy      HPI Columbus         Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   358,400
Alliant Energy      HPI Oregon           Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   399,800
Alliant Energy      HPI Portage          Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   428,900
Alliant Energy      HPI Reedsburg        Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   445,900
Alliant Energy      HPI Pardeeville II   Tax Credit Bond         US IRS               9/01/03 - 12/31/11           $   277,000
Alliant Energy      HPI Necedah          Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   163,200
Alliant Energy      HPI Marshfield       Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   356,800
                        Tower Hall
Alliant Energy      HPI Manawa           Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   122,200
Alliant Energy      HPI Appleton         Tax Credit Bond         US IRS               9/01/03 - 10/31/09           $   181,200
                        Ravine
Alliant Energy      HPI Appleton         Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   277,000
                        Lincoln
Alliant Energy      HPI Port             Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   313,000
                        Edwards II
Alliant Energy      HPI Port             Tax Credit Bond         US IRS               9/01/03 - 10/31/13           $   261,000
                        Edwards
Alliant Energy      HPI Holmen           Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   473,200
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $ 1,132,100
                     Falls
Alliant Energy      HPI Cudahy II        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   229,200
Alliant Energy      HPI Antigo           Tax Credit Bond         US IRS               9/01/03 - 12/31/12           $   283,000
                     Depot
Alliant Energy      HPI Appleton II      Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   277,800
Alliant Energy      HPI Depere           Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   550,200
Alliant Energy      HPI Sun Prairie      Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   289,500
                       Vandenberg
Alliant Energy      HPI Sun Prairie      Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   225,200
                       Vandenberg
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   205,100
                        Leverenz
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   519,900
                        Jung
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   151,800
                       Balzer
Alliant Energy      HPI McFarland        Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $    57,800
Alliant Energy      HPI Marinette        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $ 1,010,700
Alliant Energy      HPI Berlin WPL       Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   119,100
Alliant Energy      HPI Berlin           Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $    52,000
                       North River
Alliant Energy      HPI Janesville       Tax Credit Bond         US IRS               9/01/03 - 10/31/14           $   307,400
                       Wall Street
Alliant Energy      HPI Wausau           Tax Credit Bond         US IRS               9/01/03 - 10/31/13           $   315,100
                       City Walk
Alliant Energy      HPI Eau Claire       Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   324,600
                       London Square
Alliant Energy      HPI Janesville       Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   259,500
                     Wesley
Alliant Energy      HPI Waupun           Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   181,200
Alliant Energy      HPI Janesville       Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $    47,800
                       Kellogg
Alliant Energy      HPI Cudahy           Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $    55,500
Alliant Energy      HPI Fund I           Tax Credit Bond         US IRS               9/01/03 - 10/31/09           $   553,200
Alliant Energy      HPI Barlow           Tax Credit Bond         US IRS               9/01/03 - 10/31/09           $   249,100
                       Fredrickson
Alliant Energy      HPI Plymouth         Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   465,300
Alliant Energy      HPI Chippewa         Tax Credit Bond         US IRS               9/01/03 - 10/31/09           $   176,700
                       Falls
Alliant Energy      HPI Beloit SRO       Tax Credit Bond         US IRS               9/01/03 - 10/31/10           $   257,300
Alliant Energy      HPI Fond du          Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   358,400
                      Lac Eldorado
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   552,800
                       Sunnyside
Alliant Energy      HPI Sheboygan        Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   634,700
                       Sunnyside
Alliant Energy      HPI Janesville       Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   212,600
                       Jeffris
Alliant Energy      HPI Madison          Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   974,100
                       Main Street
Alliant Energy      HPI Paddock          Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   254,600
                       Lake
Alliant Energy      HPI Beloit           Tax Credit Bond         US IRS               9/01/03 - 10/31/14           $   154,600
                       Burton
Alliant Energy      HPI Grand Rapids     Tax Credit Bond         US IRS               9/01/03 - 10/31/14           $   352,400
Alliant Energy      HPI Moundsview       Tax Credit Bond         US IRS               9/01/03 - 10/31/15           $   144,200
Alliant Energy      HPI Plymouth MN      Tax Credit Bond         US IRS               9/01/03 - 10/31/14           $   202,900
Alliant Energy      HPI Racine           Tax Credit Bond         US IRS               9/01/03 - 10/31/14           $   117,800
Alliant Energy      HPI West Allis       Tax Credit Bond         US IRS               9/01/03 - 10/31/15           $   148,000
Alliant Energy      HPI Churchman        Tax Credit Bond         US IRS               9/01/03 - 10/31/16           $   172,400
                     Woods
Alliant Energy      HPI Mcfarland        Tax Credit Bond         US IRS               9/01/03 - 10/31/16           $    72,600
                     Williamstown Bay
Alliant Energy      HPI State College    Tax Credit Bond         US IRS               9/01/03 - 10/31/16           $   328,900
Alliant Energy      HPI Gurnee           Tax Credit Bond         US IRS               9/01/03 - 10/31/15           $   554,600
Alliant Energy      HPI Atlantic         Tax Credit Bond         US IRS               9/01/03 - 10/31/18           $   462,500
Alliant Energy      HPI Kenosha          Tax Credit Bond         US IRS               9/01/03 - 10/31/11           $   107,000
Alliant Energy      HPI Kenosha          Tax Credit Bond         US IRS               9/01/03 - 10/31/12           $   276,300
Alliant Energy      Cogenex              Performance/            New York State DOC   9/01/03 -  9/01/04           $ 3,480,883
                                            Payment Bond
Alliant Energy      HPI Sussex Mill      Tax Credit Bond         US IRS               8/15/03 - 10/31/15           $   748,000
Alliant Energy      HPI Vera French      Tax Credit Bond         US IRS               8/15/03 - 10/31/22           $    27,300
Alliant Energy      HPI Carroll          Tax Credit Bond         US IRS               8/15/03 - 10/31/22           $    32,200
                       Monterey
Alliant Energy      HPI Knoxville        Tax Credit Bond         US IRS               8/15/03 - 10/31/20           $   105,500
Alliant Energy      HPI Lincoln Ridge    Tax Credit Bond         US IRS               8/15/03 - 10/31/22           $    46,200
Alliant Energy      HPI Fort Madison     Tax Credit Bond         US IRS               8/15/03 - 10/31/19           $   180,700
Alliant Energy      HPI Fond du          Tax Credit Bond         US IRS               8/15/03 - 10/31/19           $   246,000
                       Lac DeNeveu
Alliant Energy      HPI Dubuque          Tax Credit Bond         US IRS               8/15/03 - 10/31/22           $    43,800
Alliant Energy      HPI Keokuk           Tax Credit Bond         US IRS               8/15/03 - 10/31/21           $    76,600
Alliant Energy      HPI Decorah          Tax Credit Bond         US IRS               8/15/03 - 10/31/22           $    33,100
                       Woolen Mill
Alliant Energy      HPI Montello         Tax Credit Bond         US IRS               8/15/03 - 10/31/21           $    63,800
Alliant Energy      HPI Richland         Tax Credit Bond         US IRS               8/15/03 - 10/31/20           $    69,100
                       Center
Alliant Energy      HPI Grand Chute      Tax Credit Bond         US IRS               8/15/03 - 10/31/14           $   504,400
Alliant Energy      HPI Sun Prairie      Tax Credit Bond         US IRS               8/15/03 - 10/31/21           $   293,200
                       Sun Wood
Alliant Energy      HPI Wisconsin        Tax Credit Bond         US IRS               8/15/03 - 10/31/16           $   427,100
                       Rapids
Alliant Energy      HPI DeForest         Tax Credit Bond         US IRS               8/15/03 - 10/31/15           $   238,000
Alliant Energy      HPI Eau Claire       Tax Credit Bond         US IRS               8/15/03 - 10/31/15           $   540,800
Alliant Energy      HPI Keil             Tax Credit Bond         US IRS               8/15/03 - 10/31/14           $    89,600
Alliant Energy      HPI Janesville       Tax Credit Bond         US IRS               8/15/03 - 10/31/14           $   549,500
                       Riverplace
Alliant Energy      HPI Waunakee         Tax Credit Bond         US IRS               8/15/03 -10/31/14            $   430,400
Alliant Energy      HPI Delavan          Tax Credit Bond         US IRS               8/15/03 -10/31/15            $   462,300
Alliant Energy      HPI Cudahy III       Tax Credit Bond         US IRS               8/15/03 -10/31/14            $   337,600
Alliant Energy      HPI Waupun           Tax Credit Bond         US IRS               8/15/03 -10/31/15            $   348,000
Alliant Energy      HPI Fairfield        Tax Credit Bond         US IRS               8/15/03 -10/31/19            $   306,600
Alliant Energy      HPI Fort Madison     Tax Credit Bond         US IRS               8/15/03 -10/31/20            $   126,500
Alliant Energy      HPI Clinton          Tax Credit Bond         US IRS               8/15/03 -10/31/20            $   214,400
Alliant Energy      HPI Carroll          Tax Credit Bond         US IRS               8/15/03 -10/31/19            $   267,900
                       Meadowwood
Alliant Energy      HPI Albert Lea       Tax Credit Bond         US IRS               8/15/03 -10/31/20            $   239,300
Alliant Energy      HPI Maquoketa        Tax Credit Bond         US IRS               8/15/03 -10/31/20            $   115,200
Alliant Energy      HPI Beloit           Tax Credit Bond         US IRS               8/15/03 -10/31/16            $   556,524
                       Water Tower
Alliant Energy      HPI Beloit           Tax Credit Bond         US IRS               8/15/03 -10/31/15            $   620,576
                       Water Tower
Alliant Energy      HPI Jefferson        Tax Credit Bond         US IRS               8/15/03 -10/31/21            $   144,600
Alliant Energy      Cogenex              Performance/            County of Suffolk    8/12/03 -08/12/04            $ 2,251,190
                                            Payment Bond
Alliant Energy      Whiting              Oil & Gas               State of Oklahoma    8/26/03 -08/26/04            $    25,000
Alliant Energy      Whiting              Nationwide oil & gas    US Dept of           8/07/03 -08/07/04            $   150,000
                                                                  the Interior
Alliant Energy      Whiting              Owners Blanket Bond     State of Wyoming     8/12/03 -08/12/04            $    25,000
Alliant Energy      Cogenex              Performance/            U.S. Govt.           7/17/03 -07/17/04            $ 9,359,579
                                            Payment Bond
Alliant Energy      Cogenex              Performance/            Albert Einstein      7/28/03 - 07/28/04           $ 2,969,104
                                            Payment Bond          Healthcare Center
Alliant Energy      Whiting              Michigan Blanket        State of Michigan    7/11/03 - 07/11/04           $   250,000
                                             Well Bond
Alliant Energy      Whiting              Nationwide oil & gas    Bureau of            7/25/03 - 7/25/04            $    75,000
                                                                  Indian Affairs
Alliant Energy      Whiting              Heavy Load Bond         Brazoria County      7/27/03 -  7/27/04           $    50,000
Alliant Energy      Whiting              Ohio Blanket            State of Ohio        7/11/03 -  7/11/04           $    15,000
                                             Oil & Gas Bond
Alliant Energy      Cogenex              Worker's Comp. Bond     State of Wisconsin   7/01/03 - 7/01/04            $   500,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  July 1, 2003 - September 30, 2003


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation invested $16.9 million in nonutility energy assets during the period from July 1, 2003 through September 30, 2003.

Alliant Energy Corporation did not form any intermediate subsidiaries during the period from July 1, 2003 through September 30, 2003.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  July 1, 2003 - September 30, 2003


Item 15: Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.


     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended September 30, 2003.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  July 1, 2003 - September 30, 2003


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                     Interstate Power and           Wisconsin Power and
September 30, 2003                             Alliant Energy Corporation       Light Company                  Light Company
(amounts in thousands of dollars)
                                                  Amounts     Percentage       Amounts     Percentage        Amounts     Percentage
                                              ---------------------------  ----------------------------  ---------------------------

Common equity                                  $  2,314,507    43.90%       $   984,645     46.84%        $   994,785     64.13%
Cumulative preferred stock                          243,803     4.62%           183,840      8.75%             59,963      3.86%
Consolidated debt (1)                             2,714,438    51.48%           933,333     44.41%            496,479     32.01%
                                              ---------------------------  ----------------------------  ---------------------------

                                               $  5,272,748   100.00%       $ 2,101,818     100.00%       $ 1,551,227     100.00%
                                              ===========================  ============================  ===========================


(1)
Long-term debt (excluding current portion)     $  2,295,843                 $   829,483                   $   336,379
Current maturities and sinking funds                193,058                      99,850                        62,000
Variable rate demand bonds                           55,100                           -                        55,100
Commercial paper                                    145,000                       4,000                        43,000
Other short-term borrowings                          25,437                           -                             -
                                              ----------------             ----------------              ---------------

                                               $ 2,714,438                  $   933,333                   $   496,479
                                              ================             ================              ===============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit K
Report Period:  July 1, 2003 - September 30, 2003


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended September 30, 2003
(amounts in thousands of dollars)

                                                                                        Alliant Energy
                                        Interstate Power         Wisconsin Power         Corporation
                                        and Light Company       and Light Company       Consolidated

Beginning balance (June 30, 2003)       $  357,699               $  396,624               $  743,698
Gross earnings (1)                          37,728                   46,578                  103,232
Goodwill amortization (2)                        -                        -                        -
Common stock dividends                     (21,544)                 (15,778)                 (27,534)
                                       ------------------------------------------------------------------
Ending balance (September 30, 2003)     $  373,883               $  427,424               $  819,396
                                       ==================================================================


(1)  Gross earnings is defined as net income excluding goodwill amortization.


(2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.